Exhibit 99.6

NEWS RELEASE

FOR IMMEDIATE RELEASE

Student Transportation Fuels Growth, Closes Acquisitions and

Wins New Contracts

Opens NASDAQ Listing with Back to School 12% Built-in Growth for Fiscal 2012

WALL, NJ (August 31, 2011) – Student Transportation Inc. (“STI”)(TSX: STB), North America’s third-largest provider of school bus transportation services, today announced it has completed three of the previously announced letters of intent and been awarded ten new contracts to provide pupil transportation beginning this school year. Still pending is the completion of a fourth acquisition, which the company expects to wrap up in the coming weeks.

Just days before the listing of its common stock on the NASDAQ Global Select Market SM, the company said the acquisitions and new contract wins will add annualized revenues of over US$20 million. Funded through its existing credit facility, the acquisitions will be immediately accretive to shareholders of its common stock and are consistent with margins and purchase price multiples of previous acquisitions.

The acquisitions include two in Ontario, Canada — Schumacher Bus Lines in Schumacher and S & K Transportation Ltd. in Listowel, which are both tuck-ins to existing locations— and A& B Bus Company in Irwindale, California, which sits between the company’s LA and Riverside terminals. On completion of the fourth deal together they will add $7.5 million in annualized revenues.

“These acquisitions, while smaller in size, strengthen our existing operating locations by adding regional density and operating synergies to those areas,” said Denis J. Gallagher, chairman and chief executive officer. “We plan to continue the excellent service these companies have delivered and to provide our added value of expertise in safety, maintenance, technology and community service. Each of these operations has excellent drivers, top-notch maintenance and support staff, and customers who value safe and reliable local service. They will fit into our family nicely. Also, each of the new companies has some form of fuel protection clause in place, which is an important criteria for us when making an acquisition.”

Adding to the growth achieved through these acquisitions are new contract bid wins covering operations in New York, Vermont and New Hampshire and previously announced wins in Southern California, New Jersey, Rhode Island and Northern Ontario.

“Combined with our continued high rate of contract renewals, which are key ingredients of a successful growth company, we are well poised for another solid year in fiscal 2012 with year over year revenue growth of 12 percent and well within our historical average range of 15 percent. Our pipeline is full, but we continue to be disciplined and selective about our growth prospects. We are very careful where and how we grow,” Gallagher said.

In the $24 billion North American school transportation market over two thirds of school buses are still owned and operated by governmental agencies and school districts.

“What’s really exciting is the increased interest in the conversion of school district-owned operations. With federal and state funding shrinking, the operating efficiencies and cost savings that we provide are just too good for states and school districts to pass up. We have the capital to buy the fleets and give them immediate cash for keeping teachers in the classrooms and maintaining programs our children want and need. Once they cost and compare we’ll see many more opportunities to partner with these states and districts. It’s a shame that it is often a political matter instead of an education matter, but that will change; it takes time,” said Gallagher.

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EDITORS NOTE: On Tuesday, September 6, 2011, STI’s senior management team will host the Opening Bell Ceremony to mark the company’s initial U.S. listing of its common stock on the NASDAQ Global Select MarketSM.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

Forward-Looking Statements

Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect STI’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of STI to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what STI believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and STI assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.

INVESTOR CONTACTS:

Student Transportation Inc.

Patrick J. Walker

Executive Vice President and Chief Financial Officer

Keith P. Engelbert

Director of Investor Relations

(732) 280-4200

(732) 280-4213 (FAX)

ir@rideSTA.com

www.rideSTA.com

MEDIA CONTACT:

Lynette Viviani

973-534-1004

lynette.viviani@vivianipr.com